July 19, 2024

Sachin Latawa
Chief Executive Officer
Tirios Propco Series LLC
8 The Green A
Dover, DE 19901

       Re: Tirios Propco Series LLC
           Amendment No. 10 to Offering Statement on Form 1-A
           Filed June 7, 2024
           Correspondence filed July 12, 2024
           File No. 024-12277
Dear Sachin Latawa:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 11, 2024 letter.

Amended Offering Statement on Form 1-A filed June 7, 2024 Correspondence filed July 12, 2024
Risk Factors
Risks Related to Tokenization and Blockchain
The concept of tokenizing fractionalized shares of real estate properties is an emerging and highly competitive field, page 17

1.     We note that this risk factor references the    concept of tokenizing
fractionalized shares of
       real estate properties [emphasis added]    in the context of discussing
your competitors.
       With a view towards revised disclosure, please tell us why your business model is comparable to that of companies that offer tokenized real estate properties for investment.
General

2. We note your revisions in response to prior comment 1 and believe that further revisions are necessary.
 July 19, 2024
Page 2

       We continue to note that your website includes blog posts describing the Tirios platform, the Tokens and their functionalities that appear inconsistent with your offering statement disclosure and previous representations to the Staff for the reasons noted in our prior comment. Therefore, we reissue the substance of our comment with respect thereto. As examples only:
           The July 20, 2023, blog post titled    Benefits and Risks of
Investing in Multifamily
           Real Estate Properties    states that Tirios utilizes "blockchain
technology to increase
           efficiency   in the investment process" and such technology
streamlines transactions
           and enhances security, among others.
           The July 18, 2023, blog post titled    How Remote Work Is Shaping
the Future of
           Rental Markets in Suburban Areas    states that Tirios offers
secure blockchain-based
           transactions    to investors.
           The July 13, 2023, blog post titled    Beyond the City Limits: How
Remote Work is
           Revolutionizing Suburban Rental Markets,    the May 30, 2023, blog
post titled    Real
           Estate Investing vs. Stock Market Investing: Pros and Cons,    the
March 28, 2023,
           blog posts titled    Is 2023 the right time to invest in real
estate?    and    Careers in Real
           Estate,    the January 17, 2023, blog post titled    7 Passive
Income Ideas with little
           money in 2023,    the September 21, 2022, blog post/video
presentation titled
              Presentation at Inside.com Event by Sachin Latawa,    and the
March 16, 2022, blog
           post titled    The Austin Rental Market and Housing Prices    each
contain references to
           Tirios    tokenization of real estate assets.
       Please revise your website to remove and/or reconcile statements therein for consistency with your offering statement or advise otherwise. Please be advised that based upon your response and revisions, we may have further comments and may need to reconsider your disclosures in response to our prior comments, as previously noted.
3. We note certain statements in your offering statement that state or imply that your business model involves the tokenization of real estate assets. As examples only, we note the following:
           The risk factor on page 18 titled    The regulatory regime governing
blockchain
            technologies, tokens, and token offerings       references your
business plan, which
               involves raising capital via tokenizing the underlying
properties and offering to
            investors    (emphasis added).
           Under the subsection    Hyperledger Fabric Blockchain    on page 28,
you state that the
            smart contract you use, as an extension of ERC-721, is    able of
[sic] minting new
            property tokens i.e. create tokens for a newly acquired assets, can calculate and allocate income based on ownership dates, effectively creating a digital courtesy copy
            of the holdings and transactions for Series Interests    (emphasis
added).
       It is unclear how these statements are consistent with your disclosures at pages 27 - 28 and elsewhere that the smart contract used to create each Token does not grant any additional legal rights, economic rights or otherwise to the Series Interests Member and that each Token constitutes a digital courtesy copy of the Series Interests represented thereby. Please revise these and similar statements throughout your offering statement to clarify or reconcile your disclosure, as appropriate.
 July 19, 2024
Page 3

      Please contact Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-
551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Arden Anderson, Esq.